1050 – 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
November 12, 2025	www.integraresources.com
INTEGRA REPORTS THIRD QUARTER 2025 RESULTS; STRONG PRODUCTION FROM FLORIDA CANYON MINE, RECORD ADJUSTED NET EARNINGS, AND IMPROVED FINANCIAL POSITION
Vancouver, British Columbia – Integra Resources Corp. (“Integra” or the “Company”) (TSXV: ITR; NYSE American: ITRG) is pleased to announce financial and operating results for the three months ended September 30, 2025 (the “third quarter” or “Q3 2025”). The Company will host a conference call to discuss third quarter 2025 results on Thursday, November 13, 2025 at 11:00 AM Eastern Time / 8:00 AM Pacific Time.
(All amounts expressed in United States (“U.S.”) dollars unless otherwise stated)
Third Quarter 2025 Highlights:
•Mined 2.5 million (“M”) tonnes of ore and 3.4M tonnes of waste at a strip ratio of 1.34 at the Florida Canyon Mine (“Florida Canyon”). As a result, mining rates were 27,538 tonnes per day (“tpd”).
•Florida Canyon produced 20,653 gold ounces and sold 20,265 gold ounces at a record average realized price of $3,464 per gold ounce.
•Record quarterly revenue of $70.7 million which exceeded Q2 2025 revenue of $60.6 million.
•Record mine operating earnings of $28.6 million exceeded the $25.2 million in Q2 2025. Operating margin was 40% in Q3 2025 which was in line with the 41% operating margin achieved in Q2 2025.
•Adjusted earnings(1) of $16.3 million, or $0.10 per share, which exceeded the $11.8 million, or $0.07 per share in Q2 2025. Adjustments were largely related to unrealized derivative losses on the debt conversion feature and bullion contracts, deferred tax expenses, and a non-cash adjustment to production costs from the fair value adjustment to inventories recognized upon the acquisition of Florida Canyon.
•Net loss of $8.2 million, or $0.05 loss per share, compared to net earnings of $11.6 million, or $0.07 earnings per share in Q2 2025. This loss is largely attributed to $17.7 million in unrealized derivative losses on the debt conversion feature noted above and higher tax expenses in Q3 2025.
•Cash costs(1) averaged $1,876 per gold ounce in Q3 2025, a slight increase from $1,849 in Q2 2025. Year-to-date (“YTD”) 2025 cash costs of $1,915 per gold ounce were marginally above the Company's guidance range of $1,800 to $1,900 per ounce and are expected to end the year slightly above the upper range of guidance. This increase is primarily due to higher royalties and excise taxes on gold sales from higher metal prices.
•Mine-site all-in sustaining costs(1) (“Mine-site AISC”) averaged $2,647 per gold ounce in Q3 2025, consistent with $2,641 in Q2 2025. YTD 2025 Mine-site AISC of $2,542 per gold ounce remains within the guidance range of $2,450 to $2,550 per ounce.
•Operating cash flow of $35.6 million, increased from $16.3 million in Q2 2025 largely due to higher metal prices. Operating cash flow before changes in working capital in the quarter was $21.4 million.
•Free cash flow generation was $20.2 million, or $0.12 per share, for the quarter.
•Ended the quarter with cash and cash equivalents of $81.2 million, an increase of 29% from $63.0 million in Q2 2025 resulting from strong operating performance.

•Advancement of the 2025 resource growth drilling program at Florida Canyon, which marks the first phase of a multi-year growth strategy designed to expand mineral reserves and resources, extend mine life, and enhance value.
•Entered into a Relationship Agreement with the Shoshone-Paiute Tribes of the Duck Valley Indian Reservation (the “Shoshone-Paiute”), establishing a transformative and long-term partnership for the development of the DeLamar Project (“DeLamar”).
•Completeness determination by the United States Bureau of Land Management (“BLM”) for the updated Mine Plan of Operations (“MPO”) for DeLamar, marking a critical step in permitting, incorporating nearly three years of environmental baseline studies, initial engineering design, and mine plan optimization.
(1)Refer to the “Non-GAAP Financial Measures” disclosure at the end of this news release and associated MD&A for a description and calculation of these measures.
George Salamis, President, CEO and Director of Integra commented: “We are pleased to report another strong quarter for the Company, supported by excellent production results at Florida Canyon and material advancement at our development stage assets, DeLamar and Nevada North. Florida Canyon continues to deliver on expectations, generating meaningful cash flow to fund crucial reinvestment into the mine, while also supporting the Company’s broader growth strategy. During the quarter, capital was deployed at Florida Canyon in the areas of capitalized stripping, mining equipment enhancements, leach pad expansion, and growth drilling. Excellent production results, combined with a strong gold price environment have allowed Integra to significantly increase its quarter-over-quarter cash balance to ~$81 million, marking the strongest financial position in the Company’s history. During the quarter, the Company also achieved several key milestones at DeLamar with the acceptance of the Mine Plan of Operations and the signing of a historical Relationship Agreement with the Shoshone-Paiute.”
Financial and Operating Highlights
Unit abbreviations in tables: kt = thousand tonnes, g/t = grams per tonne, Au = gold, oz = troy ounce, $000s = thousands of U.S. dollars, $/sh = U.S. dollars per share, $/oz = U.S. dollars per gold ounce, $/oz sold = U.S. dollars per gold ounce sold.

		Three months ended September 30,	Nine months ended September 30,
Operating Highlights	Unit	2025	2025
Ore mined	kt	2,533	8,629
Ore mined/day	tpd	27,538	31,494
Waste mined	kt	3,399	8,164
Strip ratio	waste/ore	1.34	0.95
Crushed ore to pad	kt	2,003	5,649
Run of mine ore to pad	kt	1,165	3,638
Total placed	kt	3,168	9,287

Gold
Average grade	g/t	0.20	0.22
Recovery	%	60.7%	60.5%
Produced	oz	20,653	58,063
Sold	oz	20,265	57,999

		Three months ended September 30,	Nine months ended September 30,
Financial Highlights	Unit	2025	2025
Revenue	$ millions	70.7	188.8
Cost of sales	$ millions	(42.1)	(119.5)
Mine operating earnings	$ millions	28.6	69.3
Earnings for the period	$ millions	(8.2)	3.4
Earnings per share (basic)	$/share	(0.05)	0.02
Adjusted earnings for the period(1)	$ millions	16.3	32.5
Adjusted earnings per share (basic)(1)	$/share	0.10	0.19
Operating cash flow	$ millions	35.6	67.6
Operating cash flow per share (basic)	$/share	0.21	0.40
Free cash flow(1)	$ millions	20.2	32.0
Free cash flow per share (basic)	$/share	0.12	0.19
Cash costs(1)	$/oz sold	1,876	1,915
Mine-site AISC(1)	$/oz sold	2,647	2,542
(1)Non-GAAP financial measure. Refer to the “Non-GAAP Financial Measures” section of this news release.

Financial Position		September 30, 2025	December 31, 2024
Cash and cash equivalents	$ millions	$81.2	$52.2
Working capital(1)	$ millions	$46.5	$64.4
(1)Non-GAAP financial measure. Refer to the “Non-GAAP Financial Measures” section of this news release.
Mining
In Q3 2025, the Company mined 2.5M tonnes of ore from its open pit operations at Florida Canyon, an 18% decrease compared to the 3.1M tonnes mined in Q2 2025. The Company also mined 3.4M tonnes of waste during the quarter, resulting in a strip ratio of 1.34, up from 3.0M tonnes of waste and a strip ratio of 0.96 in Q2 2025. The higher strip ratio in Q3 results from the Company’s stated commitment of reinvestment through increased capitalized waste stripping and ramping up new mining areas, as outlined in its 2025 guidance. Waste mining rates increased in Q3 2025 compared to Q2 2025, due to a provisional adjustment of the mine sequence to overcome dust suppression challenges caused by a temporary water shortage in the dry summer months. The temporary water shortage was caused by a problematic historic water well, which has since been successfully replaced.
YTD 2025, the Company mined a total of 8.6M tonnes of ore and 8.2M tonnes of waste, for a strip ratio of 0.95, which reflects continued waste stripping in higher pits and increased run-of-mine tonnes placed.
Production
In Q3 2025, the Company produced 20,653 ounces of gold, compared to 18,087 ounces in Q2 2025. The increased production in Q3 was supported by the recovery of gold ounces recently placed on the Phase IIIa heap leach pad and by residual ounces recovered from Phases I and II heap leach pads. Strong production was also supported by increased solution flow through the leach pads and the new carbon-in-column circuit commissioned in late 2024. During Q3 2025, construction of the Phase IIIb heap leach pad at Florida Canyon continued with commissioning expected in the fourth quarter 2025.
YTD 2025 the Company produced 58,063 ounces of gold, tracking in-line with the annual production guidance of 70,000 to 75,000 gold ounces.
Average gold process recoveries were 60.7% in Q3 2025 and 60.5% year-to-date, reflecting a slight improvement from the 60.5% recovery achieved in Q2 2025. Annual recoveries remained in line with expectations.
Sustaining and Non-sustaining Capital
In Q3 2025, the Company invested $15.4 million in sustaining capital, bringing total YTD 2025 spending to $35.6 million. This reflects the Company's ongoing commitment to reinvesting in Florida Canyon through new leach pad construction, increased capital stripping, and mobile equipment refurbishments.

The Company also invested $1.8 million in non-sustaining growth capital during the third quarter, bringing total YTD 2025 spending to $2.6 million. This spending was primarily directed toward the growth-focused drilling program at Florida Canyon discussed further in the Exploration section below.
These expenditures are in line with the Company's 2025 Guidance.
Cash Costs and Mine-site AISC
Cash costs averaged $1,876 per gold ounce in Q3 2025 and $1,915 per gold ounce for YTD 2025. Mine-site AISC averaged $2,647 per gold ounce in Q3 2025 and $2,542 per gold ounce YTD 2025.
The Company remains within Mine-site AISC guidance of $2,450 to $2,550 per ounce, but has been impacted by higher royalty payments as a result of the increase in realized gold prices since issuing guidance.
Cash costs and Mine-site AISC are expected to slightly exceed the upper end of guidance by year-end, primarily due to elevated royalty and tax related payments. Royalties and excise taxes, which constitute a material component of cash costs and Mine-site AISC, are directly impacted by fluctuations in the gold price. At present, a $100 per ounce change in the gold price results in an estimated $7 change to both cash costs and Mine-site AISC.
Exploration
In Q3 2025 the Company continued its resource growth-focused drilling program at Florida Canyon, completing approximately 13,500 meters of reverse circulation and sonic drilling by the end of September. The program, originally planned for approximately 10,000 meters, was subsequently expanded to 16,000 meters in Q2 2025 due to its initial success. Drilling is focused on three key areas: (1) evaluating near-surface oxide potential from historical waste areas; (2) expanding in-situ resources between existing open pits; and (3) testing lateral extensions and conducting in-pit infill drilling. The program is specifically designed to support resource and reserve growth and extend mine life at Florida Canyon.
Program expenditures totaled $1.3 million in Q3 and $2.5 million YTD.
Selected Q3 2025 Financial Results
Revenue
In Q3 2025, the Company sold 20,265 ounces of gold at average realized prices of $3,464 per ounce of gold generating record revenue of $70.7 million, compared to 18,194 ounces at average realized prices of $3,332 per ounce in Q2 2025, resulting in revenues of $61.1 million.
Net Earnings
Q3 2025 net loss of $8.2 million, or $0.05 per share, decreased compared to net earnings of $10.6 million, or $0.06 per share in Q2 2025. Net loss in the quarter was primarily driven by the non-cash unrealized derivative loss on the conversion feature of the convertible debt facility, partially offset by higher average realized gold prices.
Q3 2025 adjusted earnings of $16.3 million, or $0.10 per share, increased compared to adjusted earnings of $11.8 million or $0.07 per share in Q2 2025. This increase was primarily related to $3.4 million in higher mine operating earnings as a result of higher gold sales with higher average realized prices.
Cash Flow
In Q3 2025, cash flow generated by operating activities was $35.6 million, or $0.21 per share, an increase compared to $16.3 million, or $0.10 per share, in Q2 2025. Operating cash flow before changes in working capital was $21.4 million or $0.13 per share which compares to $16.6 million or $0.10 per share in Q2 2025.
The Company remitted tax payments of $5.5 million YTD.
During the quarter, the Company made payments of $17.4 million for mineral properties, plant and equipment, and leases, of which $15.4 million and $1.8 million were related to sustaining and non-sustaining capital expenditures at Florida Canyon, respectively. This increased from payments of $15.2 million for mineral property, plant and equipment, and leases made in Q2 2025, of which $14.2 million and $0.8 million were related to sustaining and non-sustaining capital expenditures at Florida Canyon, respectively.
Q3 2025 free cash flow of $20.2 million, or $0.12 per share, was higher than $2.1 million, or $0.01 per share, in Q2 2025.
Financial Position
As at September 30, 2025, the Company had a cash and cash equivalent balance of $81.2 million, an increase of $18.2 million from $63.0 million at the end of Q2 2025. The Company also has $15.0 million drawn and $5.0 million undrawn on its convertible debt facility as at September 30, 2025.
The Company’s working capital was $46.5 million on September 30, 2025, reflecting a $13.6 million decrease from June 30, 2025. This decrease was mainly due to the non-cash unrealized derivative loss on the conversion feature of the convertible debt facility and decrease in inventories, partially offset by a build-up in cash from strong operating results. Working capital excluding derivatives was $70.9 million, a $4.2 million increase from $66.7 million as at June 30, 2025.
Development Projects
The MPO for DeLamar Project was submitted for review to the BLM and cooperating Federal and State agencies early in 2025. In a letter dated August 19, 2025, the BLM notified Integra that the MPO met the content requirements at 43 CFR 3809.401(b), and thus was determined to be administratively complete. The BLM, its third-party National Environmental Policy Act ("NEPA") consultant, SWCA Environmental Consultants, and cooperating agencies will now proceed with environmental review of the project (and a range of reasonable alternatives, including a No Action Alternative) in accordance with the NEPA. Concurrently, Integra will work with Federal, state and local regulatory authorities to obtain all necessary permits for mine construction, operations, and reclamation.
In Q3 2025 the Feasibility Study for DeLamar was advanced by completing an optimization exercise and resizing the pit. The final mine design commenced which is to be followed by mine sequencing, production planning and costing. This information will be used to update the metal recovery and economic models. The Feasibility Study is expected to be released in late 2025.
During the quarter the Company also advanced the Nevada North Project (“Nevada North”), which consists of the
Wildcat Deposit (“Wildcat”) and the Mountain View Deposit (“Mountain View”). Metallurgical testing continued during Q3 2025 on core from Wildcat, which will gather important data for future economic studies, mine design, and permitting efforts. The environmental analysis for the Wildcat Exploration Plan of Operations (“EPO”) is complete, and decision documentation will be complete pending approval of a Memorandum of Agreement with the State Historical Preservation Office and Tribal governments. Once approved, the Wildcat EPO will provide greater flexibility for significantly expanded exploration and drilling campaigns in the future. Hydrogeological drilling at Wildcat, required for future permitting, is anticipated to be completed in Q4 2025 under an existing notice. The Reclamation Permit from Nevada Division of Environmental Protection ("NDEP") Bureau of Mining Regulation and Reclamation ("BMRR") is also in process and anticipated in Q4 2025. At Mountain View, environmental analysis for the EPO is also complete. The Mountain View EPO was posted for a 30-day public comment period (now complete), after which a Final Environmental Assessment will be published in Q4 2025 (with no public comment period). The NDEP BMRR Reclamation Permit is anticipated on a similar approval timeframe. Once approved, the Mountain View EPO will provide greater flexibility for significantly expanded exploration and drilling campaigns in the future. Integra expects to begin work on an updated technical report for Nevada North in 2026 with a target release date in early 2027.
In Q3 2025, External Affairs activities included extensive site visits to the Company’s development projects in Idaho and Nevada, as well as participation from all sites in various stakeholder engagement initiatives and events during the summer months. Integra continued bi-weekly agency engagement for its projects in Idaho and Nevada, and met with additional agency personnel at state and federal levels regarding various permitting milestones.
Notable advancements in Tribal Nation engagement during the quarter include the signing of a life-of-mine Relationship Agreement (the "Agreement") between Integra and the Shoshone-Paiute, whose aboriginal territories span the tri-state area of Idaho, Nevada, and Oregon. The Agreement establishes a transformative and long-term partnership for the development of DeLamar on Shoshone-Paiute Traditional Homelands, which aligns interests across several key measures, including economic opportunities, environmental protection, cultural recognition, and social performance. The Agreement provides Integra and the Shoshone-Paiute a framework to guide a mutually beneficial long-term relationship over the life of mine at DeLamar.
Health, Safety and Environment
Integra experienced zero fatalities and one lost time incident for the first nine months of 2025. The one lost time incident that occurred at Florida Canyon in Q3 2025 ended a 681 day period with no lost time incidents. Also, three MSHA-reportable injuries occurred at Florida Canyon in Q3, which brings the year to date total to seven. The 2025 total recordable incident frequency rate ("TRIFR") at Florida Canyon is 2.39.
Integra recorded five minor reportable environmental spills, incidents, or non compliances for the first nine months of 2025, three of which occurred in the third quarter.
Financial Statements
Integra’s consolidated financial statements and management’s discussion and analysis as at and for the three and nine months ended September 30, 2025, are available on the Company’s website at www.integraresources.com, and under the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Hard copies of the financial statements are available free of charge upon written request to info@integraresources.com.
Q3 2025 Conference Call and Webcast Details
The Company will host a conference call and webcast on Thursday, November 13, 2025 at 11:00 AM Eastern Time / 8:00 AM Pacific Time to review its financial and operating results for the third quarter of 2025. Details for the conference call and webcast are included below.
Dial-In Numbers / Webcast:
Conference ID: 2435675
Toll Free: (800) 715-9871
Toll: +1 (646) 307-1963
Webcast: https://events.q4inc.com/attendee/154141836
About Integra Resources Corp.
Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.
ON BEHALF OF THE BOARD OF DIRECTORS
George Salamis
President, CEO and Director
CONTACT INFORMATION
Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: +1 (604) 416-0576

Qualified Person
The scientific and technical information contained in this news release has been reviewed and approved by Gregory Robinson (P.E., SME Registered Member), Integra’s General Manager of the Florida Canyon Mine. Mr. Robinson is a “qualified person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).
Non-GAAP Financial Measures
Management believes that the following non-GAAP financial measures will enable certain investors to better evaluate the Company's performance, liquidity, and ability to generate cash flow. These measures do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently.
Average realized gold price
Average realized gold price per ounce is calculated by dividing the Company’s gross revenue from gold sales for the relevant period by the gold ounces sold, respectively. The Company believes the measure is useful in understanding the gold prices realized by the Company throughout the period. The following table reconciles revenue and gold sold during the period with average realized prices:

	Three months ended September 30,	Nine months ended September 30,
	2025	2025
Gold revenue	$70,199	$187,249
Gold ounces sold during the period	20,265	57,999
Average realized gold price (per oz sold)	$3,464	$3,228
Capital expenditures
Capital expenditures are classified into sustaining capital expenditures or non-sustaining capital expenditures depending on the nature of the expenditure. Sustaining capital expenditures are those required to support current production levels. Non-sustaining capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase production or extend mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of AISC.
The following table reconciles payments for mineral properties, plant and equipment, and equipment leases to sustaining and non-sustaining capital expenditures:

	Three months ended September 30,	Nine months ended September 30,
	2025	2025
Payments for mineral properties, plant and equipment	$15,097	$31,886
Payments for equipment leases	2,027	6,268
Total capital expenditures	17,124	38,154
Less: Non-sustaining capital expenditures	(1,756)	(2,573)
Sustaining capital expenditures	$15,368	$35,581

Free cash flow
Free cash flow, a non-GAAP financial metric, subtracts sustaining capital expenditures from net cash provided by operating activities, serving as a valuable indicator of our capacity to generate cash from operations post-sustaining capital investments. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS Accounting Standard measure:

	Three months ended September 30,	Nine months ended September 30,
	2025	2025
Operating cash flow (1)	$35,557	$67,594
Less: sustaining capital expenditures	(15,368)	(35,581)
Free cash flow	$20,189	$32,013
Free cash flow per share (basic)	$0.12	$0.19
Weighted average shares outstanding (basic)	169,007	168,882
Working capital
Working capital is calculated as current assets less current liabilities. The Company uses this measure to assess its operational efficiency and short-term financial position.
Working capital excluding derivatives
Working capital excluding derivatives is calculated as current assets less current liabilities, excluding derivative assets and liabilities. The Company uses this measure to assess its operational efficiency and short-term financial position, excluding the effects of periodic revaluation of derivative instruments.
Operating margin
Operating margin is calculated as mine operating earnings divided by revenue. The Company uses Operating Margin as a measure of the Company's profitability. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS Accounting Standard measure:

	Three months ended September 30,	Nine months ended September 30,
	2025	2025
Revenue	$70,678	$188,775
Mine operating earnings	28,584	69,278
Operating margin	40%	37%
Operating cash flow before change in working capital
The Company uses operating cash flow before change in working capital to determine the Company’s ability to generate cash flow from operations, and it is calculated by adding back the change in working capital to operating cash flow as reported in the consolidated statements of cash flows.

	Three months ended September 30,	Nine months ended September 30,
	2025	2025
Operating cash flow (1)	$35,557	$67,594
Add: change in working capital	(14,123)	(17,258)
Operating cash flow before change in working capital	$21,434	$50,336
Operating cash flow per share (basic)	$0.21	$0.40
Operating cash flow before change in working capital per share (basic)	$0.13	$0.30
Weighted average shares outstanding (basic)	169,007	168,882

Cash costs
Cash costs are a non-GAAP financial metric which includes production costs, and government royalties. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on a site basis.
AISC
All-in sustaining costs, a non-GAAP financial measure, starts with cash costs and includes general and administrative costs, reclamation accretion expense and sustaining capital expenditures. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on an overall company basis.
Cash costs and AISC are calculated as follows:

	Three months ended September 30,	Nine months ended September 30,
	2025	2025
Production costs	$33,450	$96,231
Royalties and excise taxes	4,456	12,373
Fair value adjustment to production costs on sale of acquired inventories (1)	585	3,970
Less: Silver revenue	(479)	(1,526)
Total cash costs	38,012	111,048
Reclamation accretion expense	261	828
Sustaining capital expenditures	15,368	35,581
Mine-site AISC	$53,641	$147,457
General and administrative expenses	$1,893	$5,429
Share-based compensation	$510	$1,471
Total AISC	$56,044	$154,357
Gold ounces sold (oz)	20,265	57,999
Cash costs (per Au sold)	$1,876	$1,915
Mine-site AISC (per Au sold)	$2,647	$2,542
AISC (per Au sold)	$2,766	$2,661
(1)This non-cash adjustment to production costs for the three and nine months ended September 30, 2025, results from the fair value adjustment to inventories recognized upon the acquisition of the Florida Canyon Mine.

Adjusted earnings
Adjusted earnings and adjusted basic earnings per share (collectively, "Adjusted Earnings") are presented to remove items that are unrelated to ongoing operations. These metrics do not have a standardized definition under IFRS Accounting Standards and should not be considered as a substitute for results prepared in accordance with IFRS Accounting Standards. Other companies may calculate Adjusted Earnings differently. Adjusted Earnings excludes the tax-effected impact of transaction and integration costs, unrealized gains and losses on foreign currency derivative contracts, gains or losses from the disposal of mineral properties, plant and equipment, and deferred taxes.

	Three months ended September 30,	Nine months ended September 30,
	2025	2025
Net earnings	$(8,190)	$3,435
Increase (decrease) due to:
Transaction and integration costs	14	2,145
Fair value adjustment to production costs on sale of acquired inventories (1)	(585)	(3,970)
Unrealized losses (gains) on derivatives	16,923	21,894
Mineral properties, plant and equipment losses (gains)	215	266
Deferred tax expense	7,889	8,702
Adjusted earnings	$16,266	$32,472
Weighted average shares outstanding (in 000's) Basic	169,007	168,882
Adjusted basic earnings per share	$0.10	$0.19
(1)This non-cash adjustment to production costs for the three and nine months ended September 30, 2025, results from the fair value adjustment to inventories recognized upon the acquisition of the Florida Canyon Mine.
Forward-looking Statements
Certain information set forth in this news release contains “forward‐looking statements” and “forward‐looking information” within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the planned exploration, development and mining activities and expenditures of the Company, including estimated production, cash costs, all-in sustaining costs, and capital expenditures, the future cash flows from operations, net debt and financial results benefits results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of economic studies on the Company's projects, including cash flows, revenue potential, development, capital and operating expenditures, development costs and timing thereof, extraction rates, production, life of mine projections and cost estimates; magnitude or quality of mineral deposits; anticipated advancement of permitting, optimization and the mine plans for the the Company's projects, as applicable; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; anticipated advancement of the Company's projects and future exploration prospects; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; relationships with local communities; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of the Company's projects; future growth potential of the Company's projects; and future development plans. Forward-looking statements are often identified by the use of words such as “may”, “will”, “could”, “would”, “anticipate”, ‘believe”, “expect”, “intend”, “potential”, “estimate”, “budget”, “scheduled”, “plans”, “planned”, “forecasts”, “goals” and similar expressions.
Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company’s ability to complete its planned exploration and development programs; the absence of adverse conditions at the Projects; satisfying ongoing covenants under the Company’s loan facilities; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Projects economic, as applicable; the Company’s ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company’s control and as well as those factors included herein and elsewhere in the Company’s public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra’s Annual Information Form dated March 26, 2025 for the fiscal year ended December 31, 2024, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra’s Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.
Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Company’s filings with Canadian securities regulatory agencies, which can be viewed online under the Company’s profile on SEDAR+ at www.sedarplus.ca.
Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves
NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC’s reporting and disclosure requirements.
Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.